UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of March, 2011
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT
1.	A company announcement made on March 18, 2011.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)
Date: March 22, 2011	By:	/S/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: March 18, 2011
URL: http://www.komatsu.com/
Effects of the 2011 Earthquake off the Pacific Coast of Tohoku (3)
(Some plants resume production.)
We at the Komatsu Group hereby extend our sincere condolences to the people who have been adversely affected by the earthquake and Tsunami which occurred on March 11, 2011 and to their relatives as well.
We are beginning to start production gradually at our plants in the areas affected by the earthquake. The latest conditions are described below.
1. Employees and their families
We have confirmed the safety of all employees of the Komatsu Group. However, there are a few employees who cannot confirm the safety of their family members and relatives. As our top priority task, we are continuing to look into their safety.
2. Sales, service and other bases in the affected area
As reported in the news release of March 14, some bases in the Tohoku area have been seriously damaged by tsunami. We believe it will take some time for their full recovery to normal levels of operation. In this area, we are supporting affected employees to rebuild the foundation of their daily living, while starting assistance to reconstruction of the affected areas.
3. Production
1) We are making progress in repairs and inspection at our plants in the affected areas, and we are beginning to gradually resume production at these plants. (See the next page for more information.)
2) Concerning our suppliers who have been adversely affected, we are continuing our support of their inspection and repairs of facilities and equipment for their recovery. However, we are anticipating that our procurement of parts and so forth will remain unstable into the next and following weeks.
3) Although we are projecting that our production will be affected by a variety of factors, such as future power supply in the affected areas, aftershock possibility and the nuclear plant problem in Fukushima, we are making group-wide efforts for full recovery of our operations.

4. Business results for the current fiscal year (ending March 31, 2011)
While we are going to record unexpected expenses related to these recovery efforts, we are projecting that these expenses will have only small impact on the business results.
Conditions of Plants

Plant	Previous release	Current release	Notes
Oyama (Oyama City, Tochigi)	Production stopped	About to finish repairs and inspection of damaged facilities. Will resume production partially.	Parts procurement remaining unstable.
Ibaraki (Hitachinaka City, Ibaraki)	Production stopped	Will keep production stopped. (no change)	Repairs and inspection in progress. Damaged roads and port facilities being reconstructed.
Koriyaya (Koriyama City, Fukushima)	Production stopped	Will keep production stopped. (no change)	Production facilities ready to resume, but employees facing shortage of gasoline to drive to work.
Awazu (Komatsu City, Ishikawa)	Some lines stopped	Will keep some assembly lines stopped on March 22 and 23.	Parts procurement remaining unstable.
Osaka (Hirakata City, Osaka)	Some lines stopped	Will produce partially on March 22 and 23.	Parts procurement remaining unstable.
Komatsu Utility Co., Ltd. (Oyama City, Tochigi)	Production resumed	Production resumed. (no change)	Parts procurement remaining unstable.
Note: Plants other than the above in Japan and all overseas plants are in operation.
(end)